EXHIBIT 21.1

Subsidiaries of the Registrant

Applied Signal Technology, Inc., the Registrant, is the parent company of two subsidiary corporations. The subsidiary corporations are as follows:

  eNetSecure, Inc., a California corporation, doing business as "eNetSecure, Inc."
  Transcendent Technologies, Inc., a California corporation, doing business as "Transcendent Technologies, Inc."